Exhibit 99.1

FORM 51-102F4

Business Acquisition Report

Item 1	Identity of the Company

1.1	Name and Address of Company

Brookfield Business Corporation (previously 1559985 B.C. Ltd.) (the “Corporation”) 1055 West Georgia Street Suite 1500, P.O. Box 11117 Vancouver, British Columbia V6E 4N7

1.2	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the significant acquisition and this business acquisition report (this “Report”) is Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation (tel:+1.416.359.8585).

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On March 27, 2026, the Corporation completed its previously announced plan of arrangement (the “Arrangement”) pursuant to which each of Brookfield Business Partners L.P. (“BBU”) and Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“BBHC”) became subsidiaries of the Corporation. Prior to the completion of the Arrangement, BBU and BBHC were the flagship listed vehicles of Brookfield Asset Management’s Private Equity Group.

2.2	Date of Acquisition

The closing of the Arrangement occurred on March 27, 2026.

2.3	Consideration

Pursuant to the Arrangement: (i) all of the limited partnership units of BBU, class A subordinate exchangeable voting shares of BBHC and redemption-exchange units of Brookfield Business L.P. (“Holding LP”) were exchanged for newly issued class A subordinate voting shares of the Corporation on a one-for-one basis, (ii) the special limited partnership units of Holding LP, which were held by a subsidiary of Brookfield Asset Management Ltd., were exchanged for special non-voting incentive shares of the Corporation, and (iii) Brookfield Corporation exchanged its share of Brookfield Business Partners Limited, the general partner of BBU, for class B multiple voting shares of the Corporation.

2.4	Effect on Financial Position

The estimated effect of the Arrangement on the Corporation is outlined in the unaudited pro forma financial statements attached hereto in Appendix “A” to this Report (the “Pro Forma Financial Statements”). The Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Pro Forma Financial Statements provide a discussion of how such adjustments were derived and presented.

The Corporation currently has no plans or proposals for material changes in its business affairs, or the affairs of the business of BBU and BBHC, which may have a significant effect on the financial performance or financial position of the Corporation.

2.5	Prior Valuations

None of the Corporation, BBU or BBHC has, within the 12 months preceding the date hereof, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by the Corporation to complete the Arrangement.

2.6	Parties to Transaction

Each of the Corporation, BBU and BBHC were parties to the arrangement agreement, dated November 6, 2025, pursuant to which the Arrangement was completed. Prior to the completion of the Arrangement, the Corporation, BBU and BBHC were affiliates on the basis that each of the Corporation, BBU and BBHC was directly or indirectly controlled by Brookfield Corporation. As a result of the Arrangement, BBU and BBHC became subsidiaries of the Corporation.

2.7	Date of Report

March 30, 2026

Item 3	Financial Statements

Pursuant to Part 8 of NI 51-102, the following financial statements are included in and form part of this Report:

(a)	BBU’s audited consolidated statements of financial position as at December 31, 2025 and 2024 and the related consolidated statements of operating results, comprehensive income (loss), changes in equity and cash flow for each of the three years in the period ended December 31, 2025 and notes thereto, as included in Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on SEDAR+ under the Corporation’s profile at www.sedarplus.ca and with the Securities and Exchange Commission on March 30, 2026, which financial statements are incorporated by reference herein; and

(b)	the Corporation’s unaudited pro forma statement of financial position as at December 31, 2025, giving effect to the Arrangement as if the Arrangement had been consummated on December 31, 2025, and the Corporation’s unaudited pro forma statement of operating results for the year ended December 31, 2025, giving effect to the Arrangement as if the Arrangement had been consummated on January 1, 2025, attached as Appendix “A” hereto.

Appendix “A”

Pro Forma Financial Statements

(see attached)

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of 1559985 B.C. Ltd. (renamed to Brookfield Business Corporation on March 27, 2026 and hereafter referred to as “the Corporation”) have been prepared to illustrate the pro forma effects resulting from the reorganization transactions implemented by way of a plan of arrangement (the “Arrangement”).

The key elements of the Arrangement are as follows:

•	The issuance of class A subordinate voting shares of the Corporation (“Corporation Class A Shares”) to holders of limited partnership units (“BBU units”) of Brookfield Business Partners L.P. (“BBU” or “the partnership”) and to holders of redemption-exchange partnership units of Brookfield Business L.P. (“REUs”) in a one-for-one exchange of Corporation Class A Shares for BBU units and REUs.

•	The issuance of Corporation Class A Shares to holders of class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Holdings Corporation (renamed from Brookfield Business Corporation on March 27, 2026 and hereafter referred to as “BBHC”) in a one-for-one exchange of Corporation Class A Shares for BBUC exchangeable shares.

•	The issuance of Class B Multiple Voting Shares of the Corporation (“Corporation Class B Shares”) to Brookfield Corporation (“Brookfield”) in exchange for the transfer of 100% of the common shares in Brookfield Business Partners Limited (“BBU General Partner”) to the Corporation.

•	The issuance of Special Non-Voting Incentive Shares of the Corporation (“Corporation Special Shares”) to a subsidiary of Brookfield Asset Management Ltd. (“BAM”) in exchange for the transfer of 100% of the special limited partnership units of Brookfield Business L.P (“Holding LP”) to the Corporation.

The information in the Unaudited Pro Forma Statement of Financial Position as at December 31, 2025 gives effect to the Arrangement as if the Arrangement had been consummated on December 31, 2025.

The information in the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2025 gives effect to the Arrangement as if the Arrangement had been consummated on January 1, 2025.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the historical audited consolidated financial statements of the partnership, which for accounting purposes will be the predecessor of the Corporation. Following completion of the Arrangement, the Corporation directly and indirectly controls the partnership and BBHC, which is a consolidated subsidiary of the partnership, and both will cease to be reporting issuers shortly after consummation of the Arrangement. BBU is the predecessor to the Corporation for accounting purposes and therefore the historical financial statements of BBU have become the historical financial statements of the Corporation.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a discussion of how such pro forma adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of the partnership as at and for the year ended December 31, 2025, and the audited financial statements of the Corporation as at and for the period from incorporation on October 10, 2025 to December 31, 2025 and related notes thereto.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the Corporation had the Arrangement occurred on the date indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS As at December 31, 2025	1559985 B.C. Ltd. (historical)	Brookfield Business Partners L.P. (historical)	Transaction Accounting Adjustments	Notes	Pro Forma - Combined
		Note 1
Assets
Current Assets
Cash and cash equivalents	$—	$3,546	$—		$3,546
Financial assets	—	1,230	—		1,230
Accounts and other receivable, net	—	6,550	—		6,550
Inventory, net	—	2,562	—		2,562
Other assets	—	1,155	—		1,155
	—	15,043	—		15,043
Non-Current Assets
Financial assets	—	11,253	—		11,253
Accounts and other receivable, net	—	1,175	—		1,175
Other assets	—	877	—		877
Property, plant and equipment	—	11,013	—		11,013
Deferred income tax assets	—	2,083	—		2,083
Intangible assets	—	18,513	—		18,513
Equity accounted investments	—	2,494	—		2,494
Goodwill	—	13,310	—		13,310
	$—	$75,761	$—		$75,761
Liabilities and Equity
Current Liabilities
Accounts payable and other	$—	$7,630	$5	3	$7,635
Non-recourse borrowings in subsidiaries of the partnership	—	1,352	(1,352)	4	—
Non-recourse borrowings in subsidiaries of the Corporation	—	—	1,352	4	1,352
	—	8,982	5		8,987
Non-Current Liabilities
Accounts payable and other	—	6,558	—		6,558
Corporate borrowings	—	1,325	—		1,325
Non-recourse borrowings in subsidiaries of the partnership	—	41,072	(41,072)	4	—
Non-recourse borrowings in subsidiaries of the Corporation	—	—	41,072	4	41,072
Deferred income tax liabilities	—	2,513	—		2,513
	$—	$60,450	$5		$60,455
Equity
Limited partners	$—	$2,294	$(2,294)	2	$—
Class A shares	—	—	5,446	2, 3	5,446
Class B shares	—	—	—	2	—
Non-controlling interests attributable to:
Redemption-exchange units	—	1,350	(1,350)	2	—
Special limited partner	—	—	—	2	—
BBUC exchangeable shares	—	1,807	(1,807)	2	—
Special shares	—	—	—	2	—
Preferred securities	—	740	—		740
Interest of others in operating subsidiaries	—	9,120	—		9,120
	—	15,311	(5)		15,306
	$—	$75,761	$—		$75,761

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS (except as noted) For the year ended December 31, 2025	1559985 B.C. Ltd. (historical)	Brookfield Business Partners L.P. (historical)	Transaction Accounting Adjustments	Notes	Pro Forma - Combined
		Note 1
Revenues	$—	$27,457	$—		$27,457
Direct operating costs	—	(22,151)	—		(22,151)
General and administrative expenses	—	(1,151)	—	5	(1,151)
Interest income (expense), net	—	(3,139)	—		(3,139)
Equity accounted income (loss)	—	42	—		42
Impairment reversal (expense), net	—	(88)	—		(88)
Gain (loss) on dispositions, net	—	325	—		325
Other income (expense), net	—	(815)	—		(815)
Income (loss) before income tax	—	480	—		480
Income tax (expense) recovery
Current	—	(583)	—		(583)
Deferred	—	490	—		490
Net income (loss)	$—	$387	$—		$387
Attributable to:
Limited partners	$—	$(26)	$26	2	$—
Class A shares	—	—	(52)	2	(52)
Class B shares	—	—	—	2	—
Non-controlling interests attributable to:
Redemption-exchange units	—	(9)	9	2	—
Special limited partner	—	95	(95)	2	—
BBUC exchangeable shares	—	(17)	17	2	—
Special shares	—	—	95	2	95
Preferred securities	—	52	—		52
Interest of others in operating subsidiaries	—	292	—		292
	$—	$387	$—		$387
Basic and diluted earnings (loss) per limited partner unit		$(0.30)
Weighted-average limited partner units outstanding (millions)		86.5
Basic earnings (loss) per Class A and B share	$—			6	$(0.25)
Weighted-average Class A and B shares outstanding (millions)	—			6	211.6

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Following the completion of the Arrangement on March 27, 2026, the Corporation directly and indirectly controls Brookfield Business Partners L.P. (“BBU” or “the partnership”) and Brookfield Business Holdings Corporation (“BBHC”, previously named Brookfield Business Corporation), which will cease to be reporting issuers shortly after completion of the Arrangement. As a result, BBU is the predecessor to the Corporation for accounting purposes and therefore the historical financial statements of BBU have become the historical financial statements of the Corporation. The partnership’s historical results, which include the results of BBHC as a consolidated subsidiary, have been presented in the Unaudited Pro Forma Financial Statements as a pro forma adjustment to reflect the transfer of interests in BBU and BBHC to the Corporation pursuant to the Arrangement. The ultimate parent of both the partnership and the Corporation is Brookfield Corporation (“Brookfield”), therefore the transfer of interests is at carrying value as the Arrangement is between entities under common control.

2.	The Corporation was formed on October 10, 2025 by a subsidiary of Brookfield, which contributed $1,000 on formation in exchange for one Corporation Class B Share. The Unaudited Pro Forma Financial Statements are derived from the financial statements of the partnership. The pro forma transaction accounting adjustments include necessary adjustments to effect the exchange of $2,294 million of BBU units, $1,350 million of REUs, and $1,807 million of BBUC exchangeable shares into $5,451 million of the Corporation Class A Shares, and to reflect equity and net income attribution based on the new Corporation Class A Shares, Corporation Class B Shares and Corporation Special Shares outstanding.

Following completion of the Arrangement, the Corporation has 207,007,465 Corporation Class A Shares, 4 Corporation Class B Shares and 4 Corporation Special Shares outstanding. Brookfield and Brookfield Wealth Solutions Ltd. (“BWS”) hold 89,097,802 and 53,651,499, respectively, of the issued and outstanding Corporation Class A Shares, with 64,258,164 Corporation Class A Shares held by public shareholders. Brookfield holds 4 Corporation Class B Shares, and a subsidiary of BAM holds 4 Corporation Special Shares.

3.	The pro forma adjustments include provisions for estimated transaction fees associated with the Arrangement. As the transaction costs incurred are directly attributable to an equity transaction, the transaction costs of $5 million are recorded in equity in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).

4.	Certain reclassification adjustments have been made to conform the presentation of the partnership’s historical financial information with that of the Corporation’s Unaudited Pro Forma Financial Statements.

5.	The Corporation expects to incur public company costs similar to those historically incurred by the partnership and has presented these costs as general and administrative expenses in its consolidated statement of operating results. Since these costs have already been included in the partnership’s consolidated statement of operating results, the Corporation has not made any autonomous entity adjustments for these costs in the Unaudited Pro Forma Financial Statements.

6.	The Corporation calculates basic earnings (loss) per share by dividing net income (loss) attributable to shareholders by the weighted average number of Corporation Class A Shares and Corporation Class B Shares outstanding during the period.

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